SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

The Quigley Corporation

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74838L304

(CUSIP Number)

Fred Banti
Phosphagenics Limited
9 Cardinal Way
Flemington, New Jersey 08822
646-706-2155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No:                                74838L304

1.	NAME OF REPORTING PERSON:

Phosphagenics Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):

(a)    ☐
(b)    ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	OO

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):    ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,440,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,440,000
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,440,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.9%

14.	TYPE OF REPORTING PERSON (See Instructions)	CO

Item 1.    Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0005 per share (“Common Stock”), of The Quigley Corporation, a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Kells Building, 62 N. Shady Retreat Road, Doylestown, Pennsylvania 18901.

This Schedule 13D is being filed by the Reporting Person (as defined in Item 2 below) as a result of the Reporting Person’s acquisition on March 22, 2010 of 1,440,000 shares of Common Stock (the “Shares”) from the Issuer pursuant to a license agreement, dated March 22, 2010, between the Issuer and the Reporting Person (the “License Agreement”).  The contractual arrangements between the Issuer and the Reporting Person with respect to the Shares are described further in Item 6 below.

Item 2.    Identity and Background.

(a)           This Schedule 13D is being filed by Phosphagenics Limited, a corporation organized under the laws of Australia (the “Reporting Person”).

(b)           The principal business address of the Reporting Person is Level 2, 90 William Street, Melbourne, Australia 3000.

(c)            Set forth on Schedule I hereto is the name, citizenship, business or residence address and present principal occupation of each of the directors and executive officers of the Reporting Person.

The principal business of the Reporting Person is the discovery of new and cost effective ways to enhance bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

(d)           During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the natural persons listed on Schedule I associated with such Reporting Person have been convicted in any criminal proceeding.

(e)           During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the natural persons listed on Schedule I associated with such Reporting Person have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Not applicable.

Item 3.    Source and Amount of Funds or Other Consideration.

The Issuer issued the Shares to the Reporting Person pursuant to the License Agreement.

Item 4.    Purpose of Transaction.

The Reporting Person has acquired the Shares for investment purposes only. Each of the Reporting Person and the natural persons listed on Schedule I associated with such Reporting Person has no current plans to pursue any additional actions related to its holding of Common Stock, including, without limitation: (a) the acquisition of additional shares of Common Stock or the disposition of shares of Common Stock that it holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes to the Issuer’s charter, by-laws or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; (i) any change to the present board of directors or management of the Issuer; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

 (a)           The Reporting Person may be deemed to beneficially own 1,440,000 shares of Common Stock.  Such ownership represents 9.9% of the issued and outstanding shares of the Issuer. To the knowledge of the Reporting Person, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with the Reporting Person.

(b)           Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 1,440,000

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,440,000

(iv)	shared power to dispose or direct the disposition of: 0

(c)           Other than its acquisition of the Shares pursuant to the License Agreement (as described in greater detail in Item 1 and Item 6 herein), no transactions in securities of the Issuer have been effected during the last 60 days by the Reporting Person or all of the persons named on Schedule I related to the Reporting Person.

(d)-(e)                      Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Contemporaneously with the Issuer’s and the Reporting Person’s entry into the License Agreement, the Issuer, the Reporting Person, Phosphagenics Inc. (“PSI”), a Delaware corporation and subsidiary of the Reporting Person, and Phusion Laboratories, LLC (the “Joint Venture”), a Delaware limited liability company, entered into a Limited Liability Company Agreement (the “LLC Agreement”) of the Joint Venture and additional related agreements for the purpose of developing and commercializing, for worldwide distribution and sale, a wide range of non-prescription remedies using the Reporting Person’s proprietary patented TPM™ technology (“TPM”).  The Reporting Person granted to the Issuer, pursuant to the terms of the License Agreement, (a) an exclusive, royalty-free, world-wide (subject to certain limitations), paid-up license to exploit OTC drugs (and certain other products) that embody certain of the Reporting Person’s TPM-related patents and related know-how (collectively, the “PSI Technology”), and (b) a non-exclusive, royalty-free, world-wide (subject to certain limitations), paid-up license to exploit certain compounds that embody the PSI Technology for use in a product combining one or more of such compounds with an OTC drug or in a product that is part of a regimen that includes the application of an OTC drug.

Pursuant to the License Agreement, the Issuer issued the Shares to the Reporting Person and made a one-time payment to the Reporting Person of $1 million.  The Reporting Person agreed, pursuant to a Share Transfer Restriction Agreement, dated March 22, 2010 (the “Share Transfer Restriction Agreement”), between the Issuer and the Reporting Person, that it will not sell or otherwise dispose of any of the Shares prior to June 1, 2012, without the Issuers consent, provided, however, that the Reporting Person may transfer any and all of the Shares in connection with a Company Sale (as defined in the Share Transfer Restriction Agreement).  In accordance with the Share Transfer Restriction Agreement, the Reporting Person may elect to participate in certain underwritten public offerings initiated by the Issuer after June 1, 2012, subject to the certain limitations set forth in the Share Transfer Restriction Agreement. Further, without the consent of the Issuer, the Reporting Person has agreed that it will not directly or indirectly acquire any shares of Common Stock or Common Stock equivalents other than those transferred to the Reporting Person pursuant to the License Agreement.

In accordance with a Contribution Agreement, dated March 22, 2010 (the “Contribution Agreement”), by and among the Issuer, the Reporting Person, PSI, and the Joint Venture, the Issuer transferred, conveyed and assigned to the Joint Venture all of its rights, title and interest in, to and under the License Agreement, and the Joint Venture assumed, and undertook to pay, discharge and perform when due, all of the Issuer’s liabilities and obligations under and arising pursuant to the License Agreement (such actions, collectively, the “Assignment and Assumption”). Pursuant to the Contribution Agreement and in order to reflect the Assignment and Assumption, the Issuer, the Reporting Person, and the Joint Venture entered into an Amended and Restated License Agreement, dated March 22, 2010 (the “Amended License Agreement”), which amends and restates the License Agreement to reflect that the Joint Venture is the licensee thereunder and which otherwise contains substantially the same terms as the License Agreement.  The Amended License Agreement will remain in effect until the expiration of the last to expire of the patents included within the PSI Technology or any extensions thereof.  Either party may terminate the Amended License Agreement upon written notice to the other party in the event of certain events involving bankruptcy or insolvency.

Pursuant to the LLC Agreement, the Issuer and PSI each own a 50% membership interest in the Joint Venture.  The Reporting Person will conduct and oversee much of the product development, formulation, testing and other research and development needed by the Joint Venture.  The LLC Agreement provides that each member may be required from time to time and subject to certain limitations, to make capital contributions to the Joint Venture to fund its operations, in accordance with the agreed upon budgets for products to be developed. The initial Board of Managers is comprised of four representatives, two representatives from each of the Issuer and the Reporting Person. The LLC Agreement contains other normally found terms in such arrangements, including provisions relating to governance of the Joint Venture, indemnification obligations of the Joint Venture, allocation of profits and losses, the distribution of funds to the members and restrictions on transfer of a member’s interest.

Other than the License Agreement, the Amended and Restated License Agreement, the Share Transfer Restriction Agreement, the LLC Agreement and the Contribution Agreement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among and between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

Exhibit A —    Limited Liability Company Agreement, dated March 22, 2010, between the Issuer, the Reporting Person, PSI, and the Joint Venture (incorporated by reference to Exhibit 10.11 of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009, filed by the Issuer with the SEC on March 26, 2010).

Exhibit B —    Contribution Agreement, dated as of March 22, 2010, by and among the Issuer, the Reporting Person, PSI, and the Joint Venture (incorporated by reference to Exhibit 10.12 of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009, filed by the Issuer with the SEC on March 26, 2010).

Exhibit C —    License Agreement, dated as of March 22, 2010, by and among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.13 of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009, filed by the Issuer with the SEC on March 26, 2010).

Exhibit D —    Amended and Restated License Agreement, dated as of March 22, 2010, by and among the Reporting Person, the Issuer and the Joint Venture (incorporated by reference to Exhibit 10.14 of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009, filed by the Issuer with the SEC on March 26, 2010).

Exhibit E —    Share Transfer Restriction Agreement, dated as of March 22, 2010, by and among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.15 of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009, filed by the Issuer with the SEC on March 26, 2010).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Phosphagenics Limited

Dated: April 1, 2010	By:	/s/ Harry Rosen
Name: Harry Rosen
Title: President and Chief Executive Officer

Schedule I
Directors and Executive Officers

as of March 31, 2010

Corporation:                                Phosphagenics Limited

Directors and Citizenship	Address	Occupation	Shares of the Quigley Corp. Common Stock
Andrew Vizard, Australian	Level 2, 90 William Street, Melbourne, Australia 3000	Senior Consultant to the Mackinnon Project at the University of Melbourne	None

Harry Rosen, Australian	Level 2, 90 William Street, Melbourne, Australia 3000	President, Chief Executive Officer and Director of Phosphagenics Limited	None

Dr. Esra Ogru, Australian	Level 2, 90 William Street, Melbourne, Australia 3000	Chief Operating Officer and Director of Phosphagenics Limited	None

John Mills, Australian	Level 2, 90 William Street, Melbourne, Australia 3000	Consulting Physician and Director Phosphagenics Limited	None

Jonathan Addison Australian	Level 2, 90 William Street, Melbourne, Australia 3000	Investment Manager of the Meat Industry Employee Superannuation Fund	None

Michael Ashton, Australian	Level 2, 90 William Street, Melbourne, Australia 3000	Independent Consultant	None

Executives and Citizenship	Address	Occupation	Shares of the Quigley Corp. Common Stock
Harry Rosen	See information above	See information above	See information above

Dr. Esra Ogru	See information above	See information above	See information above

Fred Banti, American	9 Cardinal Way, Flemington, New Jersey, U.S.A. 08822	President of Phosphagenics, Inc.	None

Alister Hodges, Australian	Level 2, 90 William Street, Melbourne, Australia 3000	Chief Financial Officer	None

Paul Gavin, Australian	Level 2, 90 William Street, Melbourne, Australia 3000	Vice President Research & Development	None